Exhibit (e)

FLAT ROCK OPPORTUNITY FUND

DISTRIBUTION REINVESTMENT PLAN

Adopted on April 18, 2018

This DISTRIBUTION REINVESTMENT PLAN (“Plan”) is adopted by Flat Rock Opportunity Fund, a Delaware statutory trust (the “Fund”), with respect to distributions declared by its board of trustees (the “Board”) on its common shares of beneficial interest, $0.001 par value per share (the “Shares”).

1. Each shareholder of record shall be automatically enrolled in the Plan, unless and until an election is made to withdraw from the Plan on behalf of a such participating shareholder and except that a shareholder may only participate in the Plan, and sales to a shareholder under the Plan may only occur, if the Fund maintains its registration, or an exemption from registration is available, in the shareholder’s state of residence. Shareholders who do not wish to have the Fund’s income dividends or capital gains or other distributions (each a, “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, automatically reinvested shall notify DST Systems, Inc., the Fund’s transfer agent (collectively the “Plan Administrator”), in writing. Such written notice must be received by the Plan Administrator no later than 30 days prior to the record date of the Distribution. If a shareholder is enrolled in the Plan, the Plan Administrator will apply all Distributions declared and paid in respect of the Shares held by such shareholder and designated for inclusion in the Plan, including the Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of Shares of the same class for such shareholder directly. A shareholder may designate all or a portion of his or her shares for inclusion in the Plan, provided that the Distributions will be reinvested only with respect to Shares under the Plan.

2. Subject to the Board’s discretion and applicable legal restrictions, the Fund intends to authorize and declare ordinary cash distributions on a monthly basis or on such other date or dates as may be fixed from time to time by the Board to shareholders of record as of the close of business on the record date for the Distribution involved. The Fund intends to pay such ordinary cash distributions on a monthly basis.

3. The Fund shall use newly-issued Shares to implement the Plan. The number of newly-issued Shares to be issued to a shareholder shall be determined by dividing the total dollar amount of the Distribution payable to such shareholder by the net asset value per Share of the applicable class. There will be no commissions or other sales charges on Shares issued to a shareholder.

4. The Plan Administrator will set up an account for Shares acquired pursuant to the Plan for each shareholder enrolled in the Plan (each a “Participant”). The Plan Administrator may hold each Participant’s Shares, together with the Shares of other Participants, in non-certificated form in the Plan Administrator’s name or that of its nominee. If a Participant’s Shares are held by a broker or other financial intermediary, the Participant may “opt in” to the Plan by notifying its broker or other financial intermediary of its election.

5. The Plan Administrator will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than 10 business days after the date thereof. Distributions on fractional shares will be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the current offering price of the Fund’s Shares in effect at the time of termination.

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6. Shares issued pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Fund’s public offering. The Plan Administrator will forward to each Participant any Fund-related proxy solicitation materials and each Fund report or other communication to shareholders, and will vote any Shares held by it under the Plan in accordance with the instructions set forth on proxies returned by Participants to the Fund.

7. In the event that the Fund makes available to its shareholders rights to purchase additional Shares or other securities, the Shares held by the Plan Administrator for each Participant under the Plan will be used in calculating the number of rights to be issued to the Participant.

8. The Plan Administrator’s service fee, if any, and expenses for administering the Plan will be paid for by the Fund.

9. Each Participant may terminate his, her or its account under the Plan by filling out the transaction request form located at the bottom of the Participant’s Plan statement and sending it to the Plan Administrator at P.O. Box 219238, Kansas City, Missouri 64121, or by calling the Plan Administrator at (844) 292-0365. Such termination will be effective immediately if the Participant’s notice is received by the Plan Administrator at least 2 days prior to any Distribution record date; otherwise, such termination will be effective only with respect to any subsequent Distribution. The Plan may be terminated by the Fund upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any Distribution by the Fund. Upon any termination, the Plan Administrator will credit the Participant’s account for the full Shares held for the Participant under the Plan and a cash adjustment for any fractional share to be delivered to the Participant without charge to the Participant.

10. These terms and conditions may be amended or supplemented by the Fund at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the U. S. Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of the termination of his, her or its account under the Plan. Any such amendment may include an appointment by the Plan Administrator in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving Distributions, the Fund will be authorized to pay to such successor agent, for each Participant’s account, all Distributions payable on Shares of the Fund held in the Participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

11. The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under the Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors, unless such error is caused by the Plan Administrator’s negligence, bad faith, or willful misconduct or that of its employees or agents.

12. These terms and conditions shall be governed by the laws of the State of New York.

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